Exhibit 99.1

Postmedia Announces Execution of Support Agreements for a Recapitalization Transaction

TORONTO--(BUSINESS WIRE)--July 7, 2016--Postmedia Network Canada Corporation (“PNCC” or the “Company”) (TSX:PNC.A, PNC.B) announced today a proposed recapitalization transaction (the “Recapitalization Transaction”) that will significantly reduce Postmedia’s outstanding indebtedness and annual interest costs, improve its capital structure and liquidity, and result in an enhanced financial foundation for Postmedia.

The Recapitalization Transaction has the following key elements:

  First Lien Notes (as defined below) extended by approximately four years to July 2021 and reduced to C$225 million with a cash repayment of approximately C$78 million at par;
  all of the Second Lien Notes (as defined below) in the aggregate principal amount of approximately US$268.6 million, together with all interest accrued from and after July 15, 2016, exchanged for approximately 98% of the total number of Shares (as defined below) of the Company upon completion of the Recapitalization Transaction;
  approximately C$110 million of new capital (the “New Capital”) invested in the form of new U.S. dollar denominated second lien secured notes due July 2023 (the “New Second Lien Notes”) with no cash interest for the first three years, subject to certain conditions;
  total debt reduced by approximately C$307 million and annual cash interest expense reduced by approximately C$50 million; and
  obligations to employees, customers and suppliers will not be affected by the Recapitalization Transaction and will continue to be satisfied in the ordinary course.

In connection with the Recapitalization Transaction, the Company and its wholly-owned subsidiary, Postmedia Network Inc. (“PNI”, together with PNCC, “Postmedia”), have entered into support agreements (the “Support Agreements”) with:

  Canso Investment Counsel Ltd., in its capacity as portfolio manager (“Canso”) for and on behalf of certain accounts managed by Canso, the holder of approximately 82% of the outstanding 8.25% senior secured notes issued by PNI due August 2017 (the “First Lien Notes”);
  certain holders (the “Ad Hoc Committee of Second Lien Noteholders”) of approximately 80% of the outstanding 12.50% senior secured notes issued by PNI due July 2018 (the “Second Lien Notes”); and
  certain holders (the “Supporting Shareholders”) of approximately 75% of the outstanding Shares of the Company.

Pursuant to the Support Agreements, Canso, the Ad Hoc Committee of Second Lien Noteholders and the Supporting Shareholders have agreed to support the Recapitalization Transaction.

“We are tremendously pleased with the outcome of our strategic review and the proposed recapitalization transaction announced today,” said Paul Godfrey, President and CEO. “With the strong show of support from our stakeholders and the hard work and commitment of our management team and board of directors, this will put Postmedia on a stronger footing into the future, and allow us to continue to pursue our business strategy.”

The New Capital in the amount of U.S. dollar equivalent of C$110 million will be raised by PNI by way of an offering (the “New Capital Offering”) to holders of existing Second Lien Notes, who will have the right to participate, to the extent permissible by law, in the New Capital Offering on a pro rata basis determined based on their holdings of Second Lien Notes as at a record date to be determined. The New Capital Offering will be backstopped by certain holders of Second Lien Notes in the Ad Hoc Committee of Second Lien Noteholders (the “Backstop Parties”) pursuant to a backstop commitment letter entered into by Postmedia and the Backstop Parties (the “Backstop Commitment Letter”) concurrently with the Support Agreements.

In connection with the Recapitalization Transaction, restricted cash held by the indenture trustee pursuant to the Company’s existing second lien notes indenture will be made available to the Company upon completion of the Recapitalization Transaction, which restricted cash amount is currently approximately C$8 million.

Interest in respect of the First Lien Notes shall continue to be paid in the ordinary course. In connection with the Recapitalization Transaction, accrued and unpaid interest on the First Lien Notes from the last applicable interest payment date up to the implementation of the Recapitalization Transaction, and accrued and unpaid interest on the existing Second Lien Notes that is due on July 15, 2016 will be paid in cash upon implementation of the Recapitalization Transaction.

Upon completion of the Recapitalization Transaction, existing holders (the “Shareholders”) of the outstanding variable voting shares and voting shares of the Company (collectively, the “Shares”) will collectively own approximately 2% of the outstanding Shares of the Company. The dual class share structure of the Company with variable voting and voting shares will remain in place upon implementation of the Recapitalization Transaction.

The Recapitalization Transaction will be implemented by way of a corporate plan of arrangement (a “Plan of Arrangement”) under the Canada Business Corporations Act and is expected to be completed by the end of September, 2016. The Company does not expect the Recapitalization Transaction to result in any cash taxes.

A more detailed summary of the key terms of the Recapitalization Transaction is attached as a schedule to this news release.

The Company estimates that the value of its real estate that is currently available for sale is in the range of approximately C$40 to C$50 million. The Company expects that proceeds from any potential sales of such real estate would, pursuant to the Recapitalization Transaction, be used to further reduce the outstanding amount of the First Lien Notes.

Postmedia will continue to operate its business and satisfy its obligations to trade creditors, customers and employees, including under its pension and benefit plans, in the ordinary course of business.

As announced by the Company on April 7, 2016, Postmedia management, overseen by an independent special board committee (the “Special Committee”) and with the assistance of its financial and legal advisors, has been exploring and reviewing alternatives to improve its operations, capital structure and liquidity. The review has considered various options, including non-core asset sales, cost reductions, revenue enhancements and initiatives, refinancing or repayment of long-term debt, the issuance of new debt or equity and other potential strategic transactions. After an extensive review and consultation process, Postmedia concluded that the Recapitalization Transaction represents the best available alternative to improve the Company’s capital structure and maximize and preserve value for the Company and its stakeholders.

BMO Capital Markets, the Company’s financial advisor, has provided an opinion to the Company’s board of directors (the “Board of Directors”) that the terms of the Recapitalization Transaction are fair, from a financial point of view, to the Company. After careful consideration and based on a number of factors, including the opinion of BMO Capital Markets and the recommendation of the Special Committee, the Company’s Board of Directors has determined that the Recapitalization Transaction is in the best interests of the Company and its stakeholders. The Board of Directors unanimously recommends that all holders of First Lien Notes, holders of Second Lien Notes and Shareholders support the Recapitalization Transaction.

“After a thorough review process, consultation with our advisors and careful consideration of all of our options, the Special Committee has recommended, and the Board of Directors has unanimously approved, the proposed Recapitalization Transaction,” said Rod Phillips, Chair of the Board, Postmedia and Chair of the Special Committee. “We believe that the recapitalization transaction allows Postmedia to move forward with a much stronger capital structure.”

Completion of the Recapitalization Transaction will be subject to, among other things, approval of the Plan of Arrangement by the holders of the First Lien Notes and Second Lien Notes at meetings expected to be held in August 2016, shareholder approval, such other approvals as may be required by the Ontario Superior Court of Justice (the “Court”) and/or the Toronto Stock Exchange, approval of the Plan of Arrangement by the Court and the receipt of all necessary regulatory and stock exchange approvals. If all requisite approvals are obtained, the Plan of Arrangement will bind all holders of First Lien Notes, Second Lien Notes and Shares of the Company.

The forms of the Support Agreements and the form of Backstop Commitment Letter will be filed by the Corporation on SEDAR and EDGAR. Further information about the Recapitalization Transaction will also be made available on SEDAR (www.sedar.com), EDGAR (www.sec.gov/edgar.shtml) and Postmedia’s website (http://www.postmedia.com). Additional information and key dates in connection with the implementation of the Recapitalization Transaction, including with respect to the proceedings to be commenced under the CBCA, will be made publicly available by the Company.

Postmedia’s legal advisor in connection with the Recapitalization Transaction is Goodmans LLP and its financial advisor is BMO Capital Markets.

Canso’s legal advisor in connection with the Recapitalization Transaction is Bennett Jones LLP and its financial advisor is Houlihan Lokey Capital, Inc. The Ad Hoc Committee of Second Lien Noteholders legal advisor in connection with the Recapitalization Transaction is Osler, Hoskin & Harcourt LLP.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent an exemption from registration under the Securities Act of 1933.

About Postmedia

Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B) is the holding company that owns Postmedia Network Inc., a Canadian newsmedia company representing more than 200 brands across multiple print, online, and mobile platforms. Award-winning journalists and innovative product development teams bring engaging content to millions of people every week whenever and wherever they want it. This exceptional content, reach and scope offers advertisers and marketers compelling solutions to effectively reach target audiences. For more information, visit www.postmedia.com.

Forward-Looking Statements

This news release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The Company has tried, where possible, to identify such information and statements by using words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “may,” “will,” “could,” “would,” “should” and similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance. Forward-looking statements in this news release include statements with respect to: the implementation and completion of the Recapitalization Transaction, including the New Capital Offering; the anticipated benefits and consequences of the Recapitalization Transaction; and the ability of the Company to sell its real estate currently available for sale and realize the estimated proceeds from such sales. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others: the risk that the Recapitalization Transaction may not be completed on the terms described in this press release or at all; the costs associated with the Recapitalization Transaction; the risk that the anticipated benefits and consequences of the Recapitalization Transaction may not be achieved; competition from other newspapers and alternative forms of media; the effect of structural changes and economic conditions in the industry in which Postmedia operates on advertising, circulation and digital revenue; and the state of the commercial real estate industry, particularly in areas of economic uncertainty, including Alberta.. For a complete list of our risk factors please refer to the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the years ended August 31, 2015, 2014 and 2013 and in our annual information form dated November 25, 2015. Although the Company bases such information and statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates, may differ materially from any such information and statements in this press release. Given these risks and uncertainties, undue reliance should not be placed on any forward-looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

SCHEDULE

KEY TERMS OF RECAPITALIZATION TRANSACTION

All amounts are in Canadian dollars unless otherwise noted.

Treatment of Holders of Existing First Lien Notes, Second Lien Notes and Shares

First Lien Notes
  On the date of implementation of the Recapitalization
  Transaction (the “Effective Date”), the holders of the First Lien
  Notes shall receive their pro rata share, based on the principal amount of their First Lien Notes, of:
    C$78 million cash repayment, at par
    C$225 million in New First Lien Notes
  Interest on the existing First Lien Notes shall continue to be paid in the ordinary course
  Accrued and unpaid interest on the existing First Lien Notes from the last applicable interest payment date up to the Effective Date shall be paid in cash upon implementation of the Recapitalization
  Transaction

Second Lien Notes
  The holders of the Second Lien Notes shall receive their pro rata share, based on the principal amount of their Second Lien Notes and any accrued and unpaid interest from and after July 15,
  2016, of 98% of the pro forma common equity of the Company
  The interest payment due July 15, 2016 shall be paid in cash upon implementation of the Recapitalization Transaction (without any additional accrued or default interest payable by the
  Company)
  The holders of the Second Lien Notes will have the opportunity, to the extent permissible by law, to participate in a New Capital
  Offering of the U.S. dollar equivalent amount of C$110 million in
  New Second Lien Notes

Shareholders	The holders of the existing Shares will collectively retain approximately 2% of the outstanding Shares of the Company following the implementation of the Plan

New Capital Offering

Description
  As part of the Recapitalization Transaction, PNI shall raise cash proceeds through a New Capital Offering of the U.S. dollar equivalent amount of C$110 million in New Second Lien Notes
  (the “New Capital Offering Amount”)
  On the Effective Date, holders of the existing Second Lien Notes will have the right, to the extent permissible by law, to participate in the New Capital Offering up to their respective pro rata share, based on the principal amount of their Second Lien Notes, in the
  New Capital Offering Amount
  Holders of the Second Lien Notes that participate in the New
  Capital Offering will be entitled to receive on the Effective Date
  New Second Lien Notes on a dollar for dollar basis based on their funded portion of the New Capital Offering Amount

Backstop Commitment
  The Company has entered into a Backstop Commitment Letter
  with certain holders of Second Lien Notes in the Ad Hoc
  Committee of Second Lien Noteholders (the “Backstop Parties”)
  pursuant to which the Backstop Parties has agreed to backstop and consummate the New Capital Offering to the extent that
  Second Lien Noteholders do not subscribe for their pro-rata share of the New Capital Offering Amount
  In consideration for entering into, and conditional on fulfilling the obligations under, the Backstop Commitment Letter, the
  Backstop Parties shall be entitled to receive on the Effective
  Date a fee equal to 5% of the New Capital Offering Amount (the
  U.S. dollar equivalent amount of C$5.5 million), which fee shall be applied by the Backstop Parties to acquire additional New
  Second Lien Notes on the Effective Date

Summary Table of Treatment of Affected Parties

Pursuant to the Recapitalization Transaction and as described above, the noteholders and shareholders of Postmedia are to be allocated and issued, approximately, the amount of cash, the principal amount of New First Lien Notes, New Second Lien Notes, and the
percentage of the pro forma common equity presented in the following table:

	Cash Payment (C$ millions)	New First Lien Notes (C$ millions)	New Second Lien Notes (C$ millions)	Pro Forma Common Equity (% of Total)
First Lien Noteholders	78	225	-	-

Second Lien Noteholders	-	-	115.5(1)	98%

Existing Common Shareholders	-	-	-	2%

Total	78	225	115.5	100%

1. Includes C$110 million for the New Capital Offering Amount and C$5.5 million for the fee associated with the Backstop Commitment Letter.

Common shares shall be issued in two classes with equivalent economic rights and different voting rights, on the same basis and on the same terms as the Existing Shares, including: (a) all common shares issued to persons who are citizens or subjects of a country other than Canada or are controlled by one or more citizens or subjects of a country other than Canada (each a “Non-Canadian”) shall be Variable Voting Shares; (b) Voting Shares will only be issued to persons that are not Non-Canadian.

No fractional common shares will be issued; any fractional common shares that would otherwise have been issued shall be rounded down to the nearest whole number.

The common shares may be consolidated for no consideration such that the total number of outstanding common shares as at the implementation of the Plan shall be acceptable to the Company and the holders of Second Lien Notes that are party to a Support Agreement (the “Second Lien Noteholder Supporting Parties”) holding in aggregate not less than 66 2/3% of the principal amount of Second Lien Notes held by all Second Lien Noteholder Supporting Parties.

Summary of Certain Terms of the New First Lien Notes

Issuer	PNI

Notes Offered	C$225,000,000 First Lien Notes due July 15, 2021

Guarantors	Guaranteed by PNCC and material restricted subsidiaries of PNCC and PNI

Interest Rate	8.25%

Collateral

First priority liens and security interests in substantially all of the property and assets of the Company (other than non-material
properties acquired after the Effective Date and certain other excluded assets)

Mandatory Repayment

Mandatory 50% of excess cash flow to pay principal on the New
First Lien Notes at par twice per year

  Minimum excess cash flow payment of C$10 mm
  annually
  If 50% of excess cash flow does not achieve the
  minimum payment, Postmedia will make an additional
  payment within 30 days of delivery of year-end
  financials

Optional Redemption	Permitted at any time at par (plus accrued and unpaid interest), without make-whole, premium or penalty

Summary of Certain Terms of the New Second Lien Notes

Issuer	PNI

Notes Offered

U.S. Dollar equivalent of C$115,500,000 Second Lien Notes due
July 15, 2023

  C$110,000,000 for the New Capital Offering Amount;
  and
  C$5,500,000 million in connection with the fee
  associated with the Backstop Commitment Letter

Guarantors	Guaranteed by PNCC and material restricted subsidiaries of PNCC and PNI

Interest Rate

10.25% cash interest or 11.25% paid-in-kind interest at the option of PNI, subject to the below.

No cash interest on New Second Lien Notes shall be paid for the first 3 years from the closing date, unless:

  the aggregate principal amount of outstanding New
  First Lien Notes, together with any pari passu
  indebtedness, is C$112,500,000 or less; and
  no amounts are drawn on any asset-backed loan
  facility.

Collateral

Second priority liens and security interests in substantially all of the property and assets of the Company (other than non-material properties acquired after the Effective Date and certain other excluded assets)

Optional Redemption	Permitted after the New First Lien Notes are repaid in full at par plus accrued and unpaid interest, without make-whole, premium or penalty

CONTACT:
Postmedia Network Canada Corporation
Media
Phyllise Gelfand, 416-442-2936
Vice President, Communications
pgelfand@postmedia.com
or
Investor
Doug Lamb, 416-383-2325
Executive Vice President and Chief Financial Officer
dlamb@postmedia.com